EXHIBIT 13.3

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2010	First Quarter
Total interest income	$2,997,289
Total interest expense	871,185
Net interest income	2,126,104
Provision for loan losses	30,000
Investment securities gain (loss)	—
Total other income	294,915
Total other expenses	1,897,110
Income before income taxes	493,909
Net income	460,651
Net income per share	0.29

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,304,098	$3,254,038	$3,193,845	$3,161,861
Total interest expense	1,193,530	1,105,757	1,054,974	973,838
Net interest income	2,110,568	2,148,281	2,138,871	2,188,023
Provision for loan losses	—	10,000	30,000	143,942
Investment securities gain (loss)	(7,393)	185,945	(21,429)	31,394
Total other income	296,901	302,979	341,091	661,515
Total other expenses	1,737,025	1,938,040	1,900,933	2,016,083
Income before income taxes	663,051	689,165	527,600	720,907
Net income	523,594	546,225	468,248	766,919
Net income per share	0.33	0.34	0.30	0.48

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,482,786	$3,329,189	$3,366,841	$3,335,265
Total interest expense	1,352,940	1,297,528	1,329,848	1,294,900
Net interest income	2,129,846	2,031,661	2,036,993	2,040,365
Provision for loan losses	—	—	—	—
Investment securities gain (loss)	112,501	(511)	(2,081)	—
Total other income	347,984	334,061	355,438	340,516
Total other expenses	1,762,484	1,723,293	1,734,713	1,788,280
Income before income taxes	827,847	641,918	655,637	592,601
Net income	636,341	511,217	521,905	536,048
Net income per share	0.40	0.32	0.33	0.34